UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934
For the Month of November 2006
Harmony Gold Mining Company
Limited
Suite No. 1
Private Bag X1
Melrose Arch, 2076
South Africa
(Address of principal executive offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F   X          Form 40-F
(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)
Yes                No      X
RESULTS FOR THE
QUARTER ENDED
SEPTEMBER 2006

SHAREHOLDER INFORMATION
Issued ordinary share capital at 30 September 2006
397 523 160
MARKET CAPITALISATION
At 30 September 2006 (ZARm)
R39 986.85
At 30 September 2006 (US$m)
US$5 139.9746
HARMONY ORDINARY SHARE AND ADR PRICES
12 month high (1 October 2005 – 30 September 2006)
R121.54
12 month low (1 October 2005 – 30 September 2006)
R65.50
12 month high (1 October 2005 – 30 September 2006)
US$18.84
12 month low (1 October 2005 – 30 September 2006)
US$9.71
FREE FLOAT
100%
ADR RATIO
1:1
JSE LIMITED
HAR
Range for the quarter
R119.00 – R100.59
Average volume for the quarter
1 200 059 shares per day
NEW YORK STOCK EXCHANGE, INC
HMY
Range for the quarter (closing prices)
US$17.10 – US$12.93
Average volume for the quarter
1 127 014 shares per day
NASDAQ
HMY
Range for the quarter (closing prices)
US$17.10 – US$12.93
Average volume for the quarter
1 710 440 shares per day

QUARTERLY HIGHLIGHTS
■
Development metres up by 7%
■
Gold produced increased by 13%
■
Cash operating profit improved by 38%
■
Cash operating profit margin up from 29% to 32%
■
Headline earnings 66 cents per share
■
Australian hedge book reduced by 35 000oz
■
Harmony Improvement Process (HIP) roll-out started
FINANCIAL SUMMARY FOR THE FIRST QUARTER ENDED 30 SEPTEMBER 2006
Quarter
Quarter
Financial year
September 2006
June 2006
% Variance
30 June 2006
Gold produced
– kg
19 472
17 243
13
74 242
– oz
626 036
554 373
13
2 386 925
Cash costs
– R/kg
97 538
93 968
(4)
88 629
– $/oz
425
452
6
433
Cash operating profit
– Rm
891
645
38
1 458
– US$m
124
100
24
229
Cash earnings
– SA c/s
225
163
38
371
– US c/s
31
25
24
58
Basic earnings/(loss)
– SA c/s
70
(11)
(133)
– US c/s
10
(2)
(21)
Headline earnings/(loss)
– SA c/s
66
(52)
(263)
– US c/s
9
(8)
(41)
Fully diluted earnings/(loss)
– SA c/s
69
(11)
(133)
– US c/s
10
(2)
(21)
P

REVIEW FOR FIRST QUARTER ENDED 30 SEPTEMBER 2006

TABLE OF CONTENTS
Chief Executive’s Review . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
3
Safety report . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
3
The first quarter under review . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
4
Capital expenditure . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
6
– Cash position . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
7
Operational review
South African Operations . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
8
– Quarterly profit comparison for operations . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
8
– Quality operations . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
8
– Leveraged operations . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
10
– South African surface operations (includes Kalgold) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
10
Australian operations . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
11
– Mount Magnet . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
11
– South Kal Mines . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
12
Growth projects . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
12
– Doornkop South Reef Capital Project . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
13
– Tshepong – Sub 66 Decline Project . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
15
– Phakisa Capital Project . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
17
– Elandsrand Capital Project . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
19
– Project Phoenix . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
21
– Hidden Valley Project . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
22
– Wafi/Golpu pre-feasibility studies . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
23
Quarterly operating and financial results (Rand/metric) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
24
Total operations – quarterly financial results (Rand/metric) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
26
Abridged Balance sheet as at 30 September 2006 (Rand) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
27
Condensed statement of changes in equity for the three months ended 30 September 2006 (Rand) . . . . . . . . . . . . . . . . . . .
28
Summarised cash flow statement for the three months ended 30 September 2006 (Rand) . . . . . . . . . . . . . . . . . . . . . . . . . . .
29
Reconciliation between cash operating profit and cash generated/(utilised) by operations for the three months ended 30 September 2006 (Rand) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
30
Notes to the results for the quarter ended 30 September 2006 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
31
Quarterly operating and financial results (US$/Imperial) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
32
Total operations – quarterly financial results (US$/Imperial) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
34
Abridged Balance sheet as at 30 September 2006 (US$) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
35
Condensed statement of changes in equity for the three months ended 30 September 2006 (US$) . . . . . . . . . . . . . . . . . . . .
36
Summarised cash flow statement for the three months ended 30 September 2006 (US$) . . . . . . . . . . . . . . . . . . . . . . . . . . .
37
Development results (Metric) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
38
Development results (Imperial) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
39
Contact details . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
40
P

CHIEF EXECUTIVE’S REVIEW
Harmony produced a more pleasing set of results from improved production, higher grades, a higher received rand gold price and a weaker Rand/Dollar exchange rate which more than offset annual increases.
“Unlocking value is what we at Harmony will be focusing on during the new financial year. I am confident that
Harmony will unlock value not only through vigilant cost containment but also by increasing production to
3.5Moz over the next four years. Our growth performance, to be sustained by our quality assets and our major projects, should begin contributing meaningfully in the next financial year. The Harmony Improvement Process (HIP), aimed at addressing current value drivers, should also improve efficiencies at all our operations.”
The group reported a 38% increase in cash operating profit to R891 million (R645 million) and a R277 million profit compared with a loss of R41 million. Basic headline earnings of 66 cents per share for the quarter ended 30 September 2006, compared favourably with the loss of 52 cents per share for the previous quarter.
Cash operating costs increased by 4% to R97 538/kg mainly due to the annual increases in SA labour costs as well as seasonal higher energy costs.
Contributing factors to the improved performance of South African underground operations included an increase in tonnes milled of 7% to 3,351 million tonnes (3,128 million tonnes); 6% increase in grades per tonne; 9% increase in received gold price of R143 283/kg (R131 358/kg) and a weaker R/$ exchange rate of R7,14.
Tonnes increased by 3% at our Australian operations and yields improved with 8% from 2.4g/t in the June quarter to 2.6g/t in the September quarter. This resulted in an increase in gold production rising from 59 291oz to 65 883oz.
Amortisation and depreciation of mining properties increased by 15% to R308 million (R267 million), driven by increased tonnes and increased development quarter on quarter. On-going care and maintenance costs at shafts previously closed, were lower at R20 million (R36 million).
Harmony closed out 25 000 ounces forward contracts during the quarter at a cost of R41 million (US$5,8 million) and
10 000 ounces call options at a cost of R14 million (US$2 million).
Safety report
■
Cooke 3 achieved 500 000 fatality free shifts.
■
Merriespruit 3 Shaft was presented with a trophy from the Association of Mine Managers for the best improvement in
SLFR in the Free State.
■
Checker Processing Plant at Mt Magnet in Australia achieved an exemplary record of seven years zero Lost Time Injury
Frequency Rate (LTI FR).
Fatality injury rate (per million hours worked)
P

The Australian operations maintained their high standard of safety performance for the quarter with no Lost Time Injuries (LTI)
recorded. The 12-month moving LTIFR was reduced from 2.8 to 0.7, which is well below the Australian mining industry average of 4.2 and the Australian gold industry average of 3.9.
The South African operations reported a 16% decrease in LTIFR. Shifts Lost Frequency Rates (SLFR) remained high considering the improvements made in LTIFR, consequently an investigation will be conducted to ascertain the discrepancy between LTIFR and SLFR.
The fatality injury frequency rate decreased slightly, but regretfully eight employees lost their lives in separate incidents on our
SA underground mines during the quarter.
A major effort is being made by all shaft teams to intensify their individual safety drive. This is being enhanced by the “Sindile
Mosha” campaign which has been implemented at all operations.
THE FIRST QUARTER UNDER REVIEW
Tonnes Milled
An overall steady performance from the Group’s South African operations was achieved: production volumes in terms of tonnes milled (excluding surface sources) improved by 7% to 3 351 million tonnes (up from 3 128 million tonnes). This improvement is mainly attributable to improved productivity from stoping crews and some improved mining flexibility starting to flow through as a result of the additional development that has been done over the last six months.
Some of the development and production improvements can be ascribed to the bedding down of Conops. Morale amongst our underground mine employees has improved as volumes (square metres broken) progressively increased during the quarter, which in turn led to improved production bonuses.
The Australian operations showed a 3% improvement in tonnes milled from 775 000 tonnes to 799 000 tonnes compared with the June quarter.
Recovery Grades
Recovery grades at the South African underground operations were up by 6%, from 4.7g/t reported for the June quarter to
5.0g/t in the September quarter. Lower capacity available in our South African plants for the treatment of surface tonnages resulted in less tonnes at higher grades being treated. Recovery grades from surface mining increased by 15% and grades at the Australian operations improved by 8%. The combined overall effect of higher tonnes treated and better recovery grades led to an increase of 13% in gold production from 17 243kg to 19 472kg, resulted in cash operating margin improving by 3.4%
from 28.5% to 31.9%.
Cost Control
Total cash costs, at R97 538/kg, were 3.8% higher, primarily as a result of the wage increases, higher electricity costs relating to the winter rates.
Development
Total Metres ’000 September 2006 June 2006 % Variance
Quality 22.1 21.8 1.4
Growth 6.5 4.6 41.3
Leverage 10.3 9.9 4.0
Total 38.9 36.3 7.2
During the quarter our programme to improve flexibility at the Group’s operations continued with total development metres increasing by 7.2% to 39 kilometres. This resulted in the opening up of more access points in the ore body which augurs well for the future. It should be noted that this improvement is on the back of an 11% increase in development metres achieved during the previous quarter (June 2006). Worth mentioning were the significant improvements in development metres achieved at Target which reflected a 14% increase, Elandsrand 73%, Masimong 21%, Evander 7%, and Unisel 45%.
P

The performance of the company is best highlighted in the following table:
September 2006
June 2006
% Variance
Production
– kg
19 472
17 243
13
Production
– oz
626 036
554 373
13
Revenue
– R/kg
143 283
131 358
9
Revenue
– US$/oz
625
631
(1)
Cash cost
– R/kg
97 538
93 968
(4)
Cash cost
– US$/oz
425
452
6
Exchange rate
– USD/ZAR
7.14
6.47
10
Cash Operating Profit
September 2006
June 2006
Cash operating profit (Rm)
891.0
645.2
Cash operating profit margin
31.9%
28.5%
The net result of the quarter’s performance was a 38% improvement in the operating profit of R891.0 million compared with
R645.2 million for the June 2006 quarter. The main factors for this improvement were a 9% increase in revenue received, a 2% improvement in total tonnes milled and a 11% (6% for SA underground) improvement in average recovery grades.
Quarter on quarter cash operating profit variance analysis
Cash operating profit – June 2006
R645.2 million
– volume change
R125.5 million
– working cost change
(R279.0) million
– recovery grade change
R168.5 million
– gold price change
R230.8 million
Net variance
R245.8 million
Cash operating profit – September 2006
R891.0 million
As illustrated in the table above working costs increased during the quarter partially due to improved production. The increased costs were however offset by a higher gold price received during the quarter.
Analysis of earnings per share (SA cents)
Quarter ended
Quarter ended
Earnings per share (SA cents)
September 2006
June 2006
Cash earnings
225
163
Basic earnings/(loss)
70
(11)
Headline earnings/(loss)
66
(52)
Fully diluted earnings/(loss)
69
(11)
P

Reconciliation between basic earnings and headline loss
Quarter ended
Headline earnings per share (cents)
September 2006
Basic earnings
70
Profit on sale of property, plant and equipment
(4)
Headline earnings
66
CAPITAL EXPENDITURE
Capital expenditure totalled R577 million of which R230 million relates to the Group’s five growth projects. These projects are currently at various stages of development and it is anticipated that the Hidden Valley project should be commissioned by
November 2008.
Most projects remain within budget and Doornkop, Phakisa, Elandsrand and Hidden Valley projects are on schedule. However, delays are anticipated at two of the Group’s projects. At Tshepong Sub 66 project, development has encountered poor ground conditions and as a result slow progress is being made with the chair-lift decline. Although we are nearing the end of excavation, it is not possible, at this stage, to assess what impact this will have on the scheduled completion date. No impact is anticipated on the production build up or full production target date.
The drilling programme at Wafi/Golpu has also experienced delays and as previously announced, the completion of the pre-
feasibility study has been delayed by five months to the September quarter 2007.
Operational Capex
Actual
Forecast
September 2006
December 2006
Rm
Rm
South African Operations
307
314
Australasian Operations
40
68
Total Operational Capex
347
382
Project Capex
Capital invested
to date
Doornkop South Reef
53
58
425
Elandsrand New Mine
35
44
499
Tshepong North Decline
16
21
210
Phakisa Shaft
53
50
428
PNG
73
80
168
Total Project Capex
230
253
1 854
Total Capex
577
635
P

Cash position
Harmony Group cash reconciliation for September 2006
(R’million)
Cash and equivalents on 30 June 2006 906.1
Operational (112.9)
Operating profit 891.0
Capex – net (340.9)
Development cost capitalised (236.4)
Corporate/Exploration expenditure (99.7)
Care and maintenance costs (19.8)
Interest paid (94.9)
Movement in working capital (excluding accrued liabilities) (125.0)
Movement in accrued liabilities (75.8)
Other items (11.4)
Other 74.5
Net sundry revenue 26.4
Foreign exchange losses 41.4
Shares issued – net of expenses 32.1
Australian hedges close outs (55.4)
Proceeds on sale of investment in GBS Gold International shares 30.0
Cash and equivalents on 30 September 2006 867.7
Operating profit increased by R246 million or 38% quarter on quarter. Capital expenditure on the major projects increased by
R56 million for the quarter. As a result of the increase in development metres, development costs, which are capitalised, also went up by R37 million. A scheduled close down at the Rand Refinery over quarter-end resulted in an increase of approximately
R164m in working capital.
P

oz
g/t

OPERATIONAL REVIEW
South African Operations
Highlights
■
South African underground tonnes milled increased by 7%
■
South African underground recovery grade up by 6%
■
Underground kilograms produced up by 14%
■
Tshepong exceeds Conops’ set targets
■
Masimong delivers consistently improved production
Quarterly profit comparison for operations
WORKING PROFIT (Rm)
VARIANCES (Rm)
OPERATION
Sep-06
Jun-06
Variance
Volume
Grade
Price
Costs
South African operations
Quality ounces
580.8
439.9
140.9
32.7
83.9
109.8
(85.5)
Growth ounces
37.3
19.9
17.4
3.4
53.2
16.7
(55.9)
Leverage ounces
141.0
89.4
51.6
94.9
1.2
63.6
(108.1)
Surface operations
38.8
36.1
2.7
(12.7)
11.7
15.9
(12.2)
Australasian operations
93.1
59.9
33.2
7.2
18.5
24.8
(17.3)
Total Harmony
891.0
645.2
245.8
125.5
168.5
230.8
(279.0)
Quality operations
Includes the following shafts: Target, Tshepong, Masimong, Evander and Randfontein’s Cooke Shafts
September 2006
June 2006
% Variance
U/g tonnes milled
(‘000)
1 665
1 618
3
U/g recovery grade
(g/t)
5.64
5.26
7
U/g kilograms produced
(kg)
9 392
8 510
10
U/g working costs
(R/kg)
81 992
80 454
(2)
U/g working costs
(R/tonne)
463
423
(10)
As forecast in the previous quarter, working costs increased by 2% as a consequence of annual labour wage increases, higher energy and stores costs. Three of the Group’s Quality Operations delivered sound performance: Tshepong, Masimong and
Randfontein.
P

Tshepong Mine
Tshepong recorded its best ever mining figures and exceeded the targets set with improvements in tonnes milled, recovery grade and gold production.
With further productivity enhancements Tshepong managed to increase tonnes milled by 3.1%. Although mining grades decreased from 6.76g/t to 6.49g/t, the recovered grade increased by 0.83g/t, which included some gold release from the plant;
consequently, gold production increased by 17.8%. Mining flexibility once again improved with development rates increasing by 8.4% quarter on quarter.
On the back of the 3.1% increase in tonnages, cash operating costs increased by 14.5% from the previous quarter, mainly due to annual pay increases and additional surface transport costs. The higher costs resulted in a R/t increase of 11.0% compared with the previous quarter.
Target Mine
The Harmony Improvement Process (HIP), aimed at reducing costs and improving volumes, was launched at Target during the quarter.
Development improved by 14% during the September quarter largely due to improved dump truck availability. A slight improvement in volumes was achieved, mainly due to better production from the stopes. Production was, however, hampered by insufficient drill reserves and long-hole rig availability. A new rig is expected to be commissioned in November and development is expected to increase in December. Costs per kg decreased by 24% over the quarter.
Masimong Mine
Volumes (tonnes) at Masimong have continually improved over the calendar year. Gold production increased by 17.1% to 1.3Mt as a result of volume and grade improvements. Total cash costs were, however, 12% lower at R96 209/kg. Higher production, improved prices received and the decrease in total cash costs, lead to a 136% increase in gross profit.
Evander
Tonnes milled were up by 4% from 385 000 to 402 000 tonnes and grades were 2.5% higher. Gold production improved by
7%. The extension of the higher grade pay shoot at 7 Shaft’s No. 3 Decline was picked up again. It is envisaged that infrastructural development should be completed during the December quarter and that mining should therefore once again commence during the March quarter.
The Department of Mineral and Energy (DME) granted a new order prospecting right in respect of the Evander South Project.
Randfontein Operations
Production performance for the quarter improved across all the Cooke shafts. Grade improved from 5.8g/t to 6.0g/t, an improvement of 3.5%. Flexibility remains a challenge but there are signs of improvement as development has been increased successfully.
P

Leverage Operations
Shafts included under this section are Bambanani, Joel, West Shaft, St Helena, Harmony, Merriespruit, Unisel, Brand and Orkney.
September 2006
June 2006
% Variance
U/g tonnes milled
(‘000)
1 288
1 119
15
U/g recovery grade
(g/t)
4.27
4.26
0.2
U/g kilograms produced
(kg)
5 497
4 768
15
U/g working costs
(R/kg)
117 741
113 074
(4)
U/g working costs
(R/tonne)
503
482
(4)
Gold production from the Group’s Leveraged Operations increased by 15% to 5 497kg, supported by a constant recovery grade of 4,27g/t (4.26g/t). Total underground working costs were however 4% higher at R117 741/kg when compared with the previous quarter.
The fire at Harmony 2 was extinguished during the quarter and production resumed by the end of the September month.
South African Surface Operations (includes Kalgold)
September 2006
June 2006
% Variance
Surface tonnes milled
(‘000)
905
1 054
(14)
Surface recovery grade
(g/t)
0.76
0.66
15
Kilograms produced
(kg)
692
700
(1)
Working costs
(R/kg)
95 750
77 184
(24)
Working costs
(R/tonne)
73
51
(43)
Kalgold
Tonnage remained consistent with the previous quarter and the plant operated at maximum throughput. Costs increased by
63.2% compared with the June quarter mainly as a result of wage increases, a higher diesel price and an increase in the write-back of deferred stripping cost.
Grade increased by 10% mainly from higher yields extracted from the A-Zone. The final cut back in the D-Zone should be completed during the December quarter after which mining from the higher grades in the D-Zone would once again commence.
P

Australian Operations
Highlights
■
Production increased by 11%
■
Working profit up by 55%
■
The Checker plant achieved seven years LTI free
■
Shirl and HBJ open pit mines commenced production at the South Kal Mines
■
Encouraging drill results from Shirl underground resource
■
Hedge book reduced by 35 000 ounces
September 2006
June 2006
% Variance
Tonnes milled
(‘000)
799
775
3
Recovery grade
(g/t)
2.56
2.38
8
Kilograms produced
(kg)
2 049
1 844
11
Working costs
(R/kg)
91 914
92 760
1
Working costs
(R/tonne)
236
221
(7)
The Australian operations generated an operating profit of A$16.9 million in the current quarter compared A$12.4 million in the previous quarter. This is primarily the result of increased gold production from 59 291 oz in the June quarter to 65 883 oz in this quarter and a continued high gold price environment. Mt Marion’s underground operations at South Kal Mines and
Hill 50’s underground and open pits at Mt Magnet were the primary contributors to the increased gold production.
During the quarter 35 000 ounces of hedged forward positions were closed out at a cost of A$10.3 million. These out-of-the-money hedge positions were inherited with the acquisition of Hill 50 Gold NL and had an average strike price of A$530. The negative marked-to-market valuation of the outstanding hedge commitments at quarter-end amounted to A$105 million, based on an
A$ gold spot price of A$804/oz. During the December quarter an additional 50 000 ounces of hedged positions will come up for closure. Closure costs of these positions at current prices could amount to about A$15 million.
Mount Magnet
Mt Magnet operations produced 46 220 ounces of gold in the September quarter from milling of 435 885 tonnes of ore, compared with production of 41 826 ounces of gold and the milling of 444 756 tonnes of ore in the previous quarter. This resulted in a cash operating profit of A$14 million in the current quarter compared with A$10.8 million in the previous quarter.
Underground production amounted to 32 181 ounces in the current quarter compared with 28 473 ounces in the June quarter, from the milling of 151 184 underground tonnes at 6.6g/t compared with 140 919 tonnes at 6.3g/t milled in the previous quarter.
The increased performance was attributable to Hill 50 underground reaching planned production levels during the quarter following the March quarter seismic event, with increases of 33% in tonnes milled, 24% in recovered grade and 65% in ounces.
P

South Kal Mines
The operation produced 19 664 ounces of gold in the quarter compared with 17 465 ounces in the June quarter from the milling of 363 022 tonnes of ore compared with 330 668 tonnes in the June quarter. This resulted in a cash operating profit of A$2.9 million for the site in the current quarter compared with A$1.7 million in the previous quarter. The improved financial performance was primarily due to an increase in ounces produced from Mt Marion underground, which increased 16% quarter on quarter.
Production from Shirl open pit commenced near the surface ore. Delays in obtaining regulatory approvals to construct a haul road restricted these additional mined tonnes being hauled and milled in the quarter.
Resource diamond drilling of the Shirl underground target continued during the quarter with quality ore grades being intercepted. The final hole of the last drilling campaign, included 8m at 7.2g/t from 318m and 11m at 6.8g/t from 334 metres down hole. The next round of diamond drilling will commence and be complete in the December quarter. This drilling will give better indications of whether the Shirl pit can be developed into an underground mine when the open pit is complete in
13 months.
GROWTH PROJECTS
(Doornkop, Tshepong Sub 66 Decline, Phakisa and Elandsrand)
■
Doornkop dual sink programme successfully completed
■
Doornkop installed holing service winder in sub-shaft
■
At Tshepong, 90% of 1 150m material decline development completed
■
Rail-veyor link installed between Phakisa and Nyala
Growth projects production performance
(Doornkop and Elandsrand)
September 2006 June 2006 % Variance
U/g tonnes milled (‘000) 398 391 2
U/g recovery grade (g/t) 4.63 3.63 28
U/g kilograms produced (kg) 1 842 1 421 30
U/g working costs (R/kg) 123 439 120 626 (2)
U/g working costs (R/tonne) 571 438 (30)
We are pleased with the current development progress of the various projects. A total of R230 million capital was spent during the September quarter and an amount of R253 million is forecasted for the December quarter.
Details of the projects are discussed under the various project specific sections.
P

Doornkop South Reef Capital Project
Project Overview
Station development continued on 202, 205, 207 and 212 levels with a total of 10 128 cubic metres excavated. Access development also continued on 192 and 197 levels with 480m excavated. Secondary development is also underway on 192 level with 168 metres achieved.
Shaft sinking operations progressed satisfactorily with 78 metres of the main shaft being sunk, culminating in the holing on
192 level two months ahead of schedule. Shaft sinking continued from 212 level as well, the loading station has been excavated and the final 29 metres of shaft is currently being sunk. It is anticipated that shaft bottom will be reached during the next quarter.
The newly installed and commissioned service winder in the sub-shaft is functioning to expectation. Throughput from the sub-shaft has increased from 16 000 tonnes per month to 30 000 tonnes per month allowing for the rapid increase in horizontal development.
This accelerated schedule provides for the main shaft to be partially commissioned by May 2007. Production should ramp-up over the next three years to 135 000 t/m of reef.
The exploration drilling programme has started as per schedule.
Annual Capex Expenditure profile
Table (Rm)
2003
2004
2005
2006
2007
2008
2009
2010
Total
Actual Sunk
13
98
114
147
53
425
Forecast
164
214
161
139
678
Total
13
98
114
147
217
214
161
139
1 103
Project Financials
Gold price (Kg)
R105 000
NPV (millions)
R892 (@7,5%)
IRR
50.0%+
Envisaged Costs (Average at full production)
– R397/t
– R60 944/kg
– $292/oz
1st production
– July 2007
Full production
– December 2009
P

Project Milestones
Milestones Completed
■
Main shaft bottom cleared below 132L – August 2004
■
Main shaft raise bored to 192L – March 2005
■
First blast main shaft sinking from below 132L – July 2005
■
Dual Sink complete to 212L – April 2006
■
Service winder commissioning – June 2006
■
Main shaft sunk to 192L – September 2006
Future Milestones
■
Shaft bottom excavated to 45 metres below 212L – December 2006
■
Removal of plug 192L to 197L – January 2007
■
Rock winder commissioned – June 2007
■
Main shaft fully equipped and commissioned – May 2008
P

Tshepong – Sub 66 Decline Project
Project Overview
The Sub 66 Decline project is nearing completion: only the belt cross-cut, decline bottom dam and 115m of material decline development remain. Development of the raises on 69 level is progressing well and the project is 71% complete.
Tshepong experienced a drop in development during the quarter, which is ascribed to new designs and layouts that had to be adopted to counter poor ground conditions and extensive support that had to be put in place to improve safety. The planned vent raise bore hole from 69 level to 66 level should alleviate ventilation constraints on 69 level.
As previously reported, slow progress has been made with the chair-lift decline and only 79% of the 900m was completed.
Poor conditions caused by faulting, were encountered which caused excessive scaling and friable hanging/side wall conditions.
These conditions were also encountered in the belt cross-cut. Secondary support crews are in the process of supporting the area for safe operations. A computer 3D model has been constructed to adjust the layouts to counter these conditions.
Completion of the decline has thus been delayed by three months from January to April 2007, current conditions prevailing.
About 90% of the 1 150m of the material decline development has been completed.
Annual Capex profile
Table (Rm)
2003
2004
2005
2006
2007
2008
Total
Actual Sunk
32.8
66.6
40.6
52.9
15.9
208.8
Forecast
41.2
30.3
71.5
Total
32.8
66.6
40.6
52.9
57.1
30.3
280.3
Project Financials
Gold price (Kg)
R105 000
NPV (millions)
R1 023.89 (@7,5%)
IRR
38.4%
Envisaged Costs (Average at full production)
– R433/t
– R60 076/kg
– $278.89/oz
1st production
November 2006
Full production
December 2007
Monthly production on completion
– Tonnes milled
48 560 tonnes
– Average recovery grade
7.21g/t
P

Project Milestones
Milestones completed
■
Chairlift decline 79% of 900m
■
Material Decline 90% of 1 150m
■
69 Level Access Development 88% of 1 830m
■
69 Level Reef and Inclined Waste Development on schedule
■
71 Level Access Development 69% of total work
■
Project Engineering 67%
■
Extension of monorail from 69 level to 71 level 50%
Future milestones
■
Complete reef temporary ore handling system – October 2006
■
Complete construction of 71 level station area – October 2006
■
Complete Material Decline – January 2007
■
Raise bore 69 Vent hole and Ore passes – April 2007
P

Phakisa Capital Project
Project Overview
The project progressed to plan with access development on 75 Level having started on 23 August 2006. 75 Level will host the
1 500 metres, 9 degree twin decline for three other levels. This will provide for further access development towards the reef horizon.
The rail-veyor installation was completed on 55 Level. This system will allow for ore mined at Phakisa Shaft to be transported some 5 km to Nyala Shaft to be hoisted to surface for treatment.
Infrastructure, trenches and sewage systems are on schedule and anticipated to be completed by February 2007.
Annual Capex profile
Table (Rm)
2003
2004
2005
2006
2007
2008
Total
Actual Sunk
117
116
146
55
434
Forecast
134
110
72
316
Total
117
116
146
189
110
72
750
Project Financials
Gold price (Kg)
R105 000
NPV (millions)
R2 348 (@7.5%)
IRR
31%
Envisaged Costs (Average at full production)
– R446/t
– R55 015/kg
– $263
Full production
May 2010
Monthly production on completion
– Tonnes milled
90 000
– Recovered grade
8.11g/t
P

Project Milestones
Milestones completed
■
Project start date – 1 July 2003
■
Complete with sink to below 77 level – 2 April 2005
■
Equip Koepe Headgear – 18 November 2005
■
Koepe Winder Licensing – 6 December 2005
■
Equip 54 to 77 level – Station Equipping Complete – 19 April 2006
■
License Koepe Winder for skip loading – 1 September 2006
Future milestones
■
Commissioning of Rail-veyor on 55 level – December 2006
■
71 level’s first Raiseline – April 2008
■
Projected Completion date Decline project – February 2009
■
Full Production – May 2010
P

Elandsrand Capital Project
Project Overview
Sinking and equipping of No. 2 Service shaft reached 105 level during the quarter under review. Mechanical installations in the
115 level pump station (pipes and pumps) also made good progress. The 92 level turbine dam (14 metres in diameter)
is currently 25 metres below 92 level.
Plugging of the second waste box on 100 level was completed in August 2006. Commissioning of the Man 1 Winder, was
completed in September, thus both Man winders now service 102, 105 and 109 levels. The main substation, on 105 level, which houses the main electrical feeders between 105 and 109 levels and levels 102, 105 and 113 main electrical sub-stations, were all fully commissioned.
The 22kV switchgear was installed and commissioned at 100 level, while the 22kV system from surface should be commissioned in the next quarter. No. 1 settler floor has been cast and installation of the settler mechanicals was started towards the end of
September 2006. No. 3 Service shaft hoist chamber has progressed well and should be completed by November 2006. The drilling of the centre hole of No. 3 Service shaft should commence during the next quarter as access development on 109 level has reached the holing point of the shaft.
Access Development
Substantial progress with the access development was made on 109 and 113 levels. It was encouraging to see that production improved month on month.
Annual Capital Expenditure Profile
2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013 Total
Actual Sunk 35.6 107.0 106.2 105.5 96.1 119.6 34.6 604.5
Forecast 106.2 70.0 20.4 4.6 201.2
Total 35.6 107.0 106.2 105.5 96.1 119.6   140.8 70.0 20.4 4.6 – – –    805.7
Project Production
Tons Milled % Split Kilograms % Split
Old Mine 212 093 78 953 68
New Mine 58 254 22 441 32
Total Mine 270 347 1 394
Project Financials
Gold price (Kg) R105 000
NPV (millions) R2 271 (@7.5%)
IRR 23,1%
Envisaged Costs (Average at full production)
– R451/t
– R57 529/kg
– $275/oz
Full production
June 2010
P

Monthly production on completion
– Tonnes milled 147 000
– Recovered head grade 7.84g/t
Project Milestones
Milestones completed
■
102 Level on reef – May 2002
■
First production – October 2003
■
105 Level on reef – May 2004
■
Joining old mine and new mine ore passes – June 2006
Future milestones
■
Complete sinking No. 2 Service shaft – December 2006
■
109 Level on reef – March 2007
■
Commission 115 Level pump station – June 2007
■
1st blast at No. 3 Service shaft – August 2007
■
113 Level on reef – December 2007
P

Project Phoenix
Overall the Phoenix project, a slimesdam retreatment project, remained well on track. The stripping, transport and installation of second hand equipment purchased from Ergo is in progress and on schedule. This project made a profit for the second quarter in a row, whilst still in the build-up phase.
Annual Capex profile
Financial year
Financial year
Table (Rm)
2006
2007
Total
Approved Capital
19.38
15.88
35.26
Actual
15.29
19.8
35.1
Project Financials
Gold price (Kg)
R105 000
NPV (millions)
R142.6 (@7.5%)
Envisaged Costs (Average at full production)
– R10.54/t
– R43 889/kg
– $203.75/oz
1st production
– March 2006
Full production
– March 2007
Monthly production on completion
– Tonnes milled
400 000 t/m
– Average recovery grade
0.23g/t
P

Hidden Valley Project
Highlights
■
Construction of permanent camp started
■
The EPCM contract awarded
■
Revised environmental permits submitted to Department of Environment and Conservation (DEC) reflecting updated feasibility study
■
19 back-up generators from USA arrived in Lae
Project Overview
During the quarter, the access road was completed to design standard up to Hamata Junction at the 34 kilometre mark.
The Hamata drilling programme has started with access tracks being cleared and pegged and 12 drill pads completed. A series of core samples were prepared for review by the Ausenco personnel during a site visit. This validated metallurgical assumptions on ore competency and hardness being used for conceptual plant design.
The SAG Mill ordered in August, represented the longest lead time equipment and a critical path activity. The mill was ordered within budget and within the time constraints allowed for in the base line schedule.
On-going work on the ex-Misima equipment is realising good results and disposal of significant quantities of unwanted equipment and materials will occur in the coming months. Several orders have been raised for local suppliers, contractors and service Group’s to allow work to start on refurbishment of some selected equipment, in particular the mobile plant such as the 150T crane.
Annual Capex profile
(Construction Capital: Cash Flow)
Table (A$m)
2006
2007
2008
2009
2010
2011
2012
2013
Total
Actual Sunk
20
13
33
Forecast
57
252
22
331
Total
20
70
252
22
364
Project Financials
Gold price (A$/Oz)
A$666/Oz
NPV (millions)
A$108 (@7,5%)
IRR
14%
Envisaged Costs (Average at full production)
– A$28/t
– U$232/oz
1st production
– November 2008
Full production
– March 2009
P

Project Milestones
Milestones Completed
■
All required statutory approvals received (August 2005)
■
Access Road construction commenced (October 2005)
■
EPCM contract was formally awarded Ausenco Services Pty Ltd (July 2006)
■
19 Back up generators (ex-USA) arrived in Lae (August 2006)
■
Access Road progressed past Hamata Junction (September 2006 Quarter)
■
Mine and infrastructure construction commenced (September 2006)
Future Milestones
■
Project Completion and 1st Gold Production (November 2008)
Wafi/Golpu pre-feasibility studies
Project Overview
Business case studies for the high grade Link Zone deposit, as well as the Non-Refractory oxide and transitional deposits (NRG1)
at Wafi were completed during the quarter. The study indicates that both the Link Zone and NRG1 projects have good potential to add significant value to the Wafi project if developed in conjunction with the Golpu deposit. The study was approved by the
Harmony Investment Committee and is now to be taken to pre-feasibility.
Drilling deep holes at Golpu proved strenuous during the quarter. In general, the drilling contractor drilled slower than expected, a workers’ strike and difficulties with hydrological testing equipment have further hindered the work progress. It is expected that the drilling programme will be completed early in November 2006, five months later than originally planned.
The drilling delay has in turn delayed completion of the study to July 2006, from the original February 2006 schedule.
Environmental base line studies continue on schedule. Social impact study planning is well underway and actual data collection is due to commence during the next quarter.
Drilling delays at Golpu have also delayed drilling and project completion for NRG1 and Link Zone studies. Key completion dates are as follows:
Project
Activity
Completion Date
Golpu
Drilling Program
October 2006
Technical Studies
June 2007
Final PFS Report
July 2007
NRG1
Scoping Study
Complete
Pre-Feasibility Study
September 2007
Link Zone
Scoping Study
Complete
Pre-Feasibility Study
September 2007
The completed Link Zone and NRG1 Pre-feasibility studies will include integration with Golpu options.
Total project expenditure for the quarter was 4.075 million Kina (A$1.85 million), compared with the budget of 7.8 Million Kina
(A$3.5 million). The large under-spend was due to drilling issues, however, costs are expected to climb to budgeted levels in the coming quarter when work should commence on infrastructure, processing and mining investigations.
P

QUARTERLY OPERATING AND FINANCIAL RESULTS (Rand/Metric) (unaudited)
Underground production – South Africa
Quality
Growth
Leveraged
Ounces
Projects
Ounces
Sub-total
Ore milled
– t’000
Sep-06
1 665
398
1 288
3 351
Jun-06
1 618
391
1 119
3 128
Gold Produced
– kg
Sep-06
9 392
1 842
5 497
16 731
Jun-06
8 510
1 421
4 768
14 699
Yield –
g/tonne
Sep-06
5.64
4.63
4.27
4.99
Jun-06
5.26
3.63
4.26
4.70
Cash Operating Costs
– R/kg
Sep-06
81 992
123 439
117 741
98 301
Jun-06
80 454
120 626
113 074
94 920
Cash Operating Costs
– R/tonne
Sep-06
463
571
503
491
Jun-06
423
438
482
446
Working Revenue
(R’000)
Sep-06
1 350 838
264 626
788 244
2 403 708
Jun-06
1 124 511
191 270
628 580
1 944 361
Cash Operating Costs
(R’000)
Sep-06
770 067
227 374
647 225
1 644 666
Jun-06
684 661
171 410
539 138
1 395 209
Cash Operating Profit
(R’000)
Sep-06
580 771
37 252
141 019
759 042
Jun-06
439 850
19 860
89 442
549 152
Capital Expenditure
(R’000)
Sep-06
179 183
193 000
91 164
463 347
Jun-06
202 265
149 954
82 743
434 962
Quality Ounces
– Evander Shafts, Randfontein Cooke Shafts, Target, Tshepong, Masimong
Growth Projects
– Doornkop shaft and South Reef Project, Elandsrand shaft and New Mine Project, Phakisa shaft,
Tshepong Decline Project
Leveraged Ounces
– Bambanani, Joel, West, St Helena 8, Harmony 2, Merriespruit 1 and 3, Unisel, Brand 3 and
Orkney 2 and 4
P

QUARTERLY OPERATING AND FINANCIAL RESULTS (Rand/Metric) (unaudited)
South Africa
South Africa
Australia
Harmony
Surface
Total
Total
Total
Ore milled
– t’000
Sep-06
905
4 256
799
5 055
Jun-06
1 054
4 182
775
4 957
Gold Produced
– kg
Sep-06
692
17 423
2 049
19 472
Jun-06
700
15 399
1 844
17 243
Yield –
g/tonne
Sep-06
0.76
4.09
2.56
3.85
Jun-06
0.66
3.68
2.38
3.48
Cash Operating Costs
– R/kg
Sep-06
95 750
98 199
91 914
97 538
Jun-06
77 184
94 112
92 760
93 968
Cash Operating Costs
– R/tonne
Sep-06
73
402
236
376
Jun-06
51
347
221
327
Working Revenue
(R’000)
Sep-06
105 010
2 508 718
281 490
2 790 208
Jun-06
90 119
2 034 480
230 966
2 265 446
Cash Operating Costs
(R’000)
Sep-06
66 259
1 710 925
188 331
1 899 256
Jun-06
54 029
1 449 238
171 050
1 620 288
Cash Operating Profit
(R’000)
Sep-06
38 751
797 793
93 159
890 952
Jun-06
36 090
585 242
59 916
645 158
Capital Expenditure
(R’000)
Sep-06
1 159
464 506
112 770
577 276
Jun-06
1 388
436 350
48 423
484 773
P

TOTAL OPERATIONS – QUARTERLY FINANCIAL RESULTS (Rand/metric) (unaudited)
Quarter ended Quarter ended Quarter ended
30 September 2006 30 June 2006 30 September 2005
Ore milled – t’000 5 055 4 957 4 600
Gold produced – kg 19 472 17 243 19 219
Gold price received – R/kg 143 283 131 358 91 888
Cash operating costs – R/kg 97 538 93 968 85 718
R million R million R million
Revenue 2 790 2 265 1 766
Cash operating costs 1 899 1 620 1 647
Cash operating profit 891 645 119
Amortisation and depreciation of mining properties,
mine development costs and mine plant facilities
(308) (267) (244)
Corporate, administration and other expenditure (59) (53) (56)
(Provision)/Reversal for rehabilitation costs (2) 18 (3)
Operating profit/(loss) 522 343 (184)
Amortisation and depreciation other than mining properties,
mine development costs and mine plant facilities
(17) (19) (11)
Employment termination and restructuring costs – (1) 13
Care and maintenance costs (20) (36) –
Share-based compensation (12) (10) (30)
Exploration expenditure (41) (35) (18)
Mark-to-market of listed investments 24 22 21
Interest paid (95) (180) (96)
Interest received 39 48 52
Other income – net 29 10 –
Gain/(Loss) on financial instruments 18 35 (115)
Loss from associates (48) (105) –
Provision for post-retirement benefits – (7) –
Reversal of impairment of fixed assets – 216 –
Profit/(Loss) before tax 399 281 (368)
Current tax – expense – (5) –
Deferred tax – (expense)/benefit (122) (317) 48
Net profit/(loss) 277 (41) (320)
Loss per share – cents *
– Basic earnings/(loss)
70 (11) (82)
– Headline earnings/(loss) 66 (52) (85)
– Fully diluted earnings/(loss) ** *** 69 (11) (82)
Dividends per share – (cents)
– Interim
– – –
– Proposed final – – –
*
Calculated on weighted average number of shares in issue at quarter end September 2006:
396.8 million (June 2006: 394.9 million) (September 2005: 392.3 million).
**
Calculated on weighted average number of diluted shares in issue at quarter end
September 2006: 402.9 million (June 2006: 401.1 million) (September 2005: 392.3 million).
*** The effect of the share options is anti-dilutive.
Reconciliation of headline profit/(loss):
Net profit/(loss)
277 (41) (320)
Adjustments:
– Profit on sale of assets
(13) (12) (15)
– Profit on sale of GBS Gold International investment (1) – –
– Impairment of fixed assets – net of tax – (151) –
Headline profit/(loss) 263 (204) (335)
P

ABRIDGED BALANCE SHEET AS AT 30 SEPTEMBER 2006 (Rand)
At
At
At
30 September 2006
30 June 2006
30 September 2005
R million
R million
R million
(Unaudited)
(Audited)
(Unaudited)
ASSETS
Non-current assets
Property, plant and equipment
23 849
23 318
22 633
Intangible assets
2 270
2 270
2 268
Investment financial assets
2 306
2 255
4 709
Investments in associates
1 860
1 909
–
Trade and other receivables
82
107
–
30 367
29 859
29 610
Current assets
Inventories
730
666
552
Trade and other receivables
871
721
597
Income and mining taxes
25
27
27
Cash and cash equivalents
868
906
971
2 494
2 320
2 147
Total assets
32 861
32 179
31 757
EQUITY AND LIABILITIES
Share capital and reserves
Share capital
25 521
25 489
25 289
Other reserves
(88)
(271)
(144)
Accumulated loss
(1 738)
(2 015)
(1 701)
23 695
23 203
23 444
Non-current liabilities
Borrowings
2 637
2 591
2 464
Net deferred taxation liabilities
2 449
2 300
2 128
Deferred financial instruments
609
631
436
Provisions for other liabilities and charges
1 009
983
938
6 704
6 505
5 966
Current liabilities
Trade and other payables
1 184
1 199
995
Accrued liabilities
264
259
298
Borrowings
1 006
1 006
1 046
Shareholders for dividends
8
7
8
2 462
2 471
2 347
Total equity and liabilities
32 861
32 179
31 757
Number of ordinary shares in issue
397 549 945
396 934 450
393 341 194
Net asset value per share (cents)
5 960
5 846
5 960
P

CONDENSED STATEMENT OF CHANGES IN EQUITY FOR THE THREE MONTHS ENDED
30 SEPTEMBER 2006
(Rand) (unaudited)
Issued share
Other
Retained
capital
reserves
earnings
Total
R million
R million
R million
R million
Balance as at 1 July 2006
25 489
(271)
(2 015)
23 203
Issue of share capital
32
–
–
32
Currency translation adjustment and other
–
183
–
183
Net earnings
–
–
277
277
Balance as at 30 September 2006
25 521
(88)
(1 738)
23 695
Balance as at 1 July 2005
25 289
(587)
(1 381)
23 213
Issue of share capital
–
–
–
–
Currency translation adjustment and other
–
443
–
443
Net loss
–
–
(320)
(320)
Balance as at 30 September 2005
25 289
(144)
(1 701)
23 444
P

SUMMARISED CASH FLOW STATEMENT FOR THE THREE MONTHS ENDED
30 SEPTEMBER 2006
(Rand) (unaudited)
3 months ended
3 months ended
3 months ended
30 September 2006
30 September 2005
30 June 2006
R million
R million
R million
Cash flow from operating activities
Cash generated/(utilised) by operations
471
(184)
467
Interest and dividends received
39
52
48
Interest paid
(45)
(47)
(59)
Income and mining taxes paid
–
–
(4)
Cash generated/(utilised) by operating activities
465
(179)
452
Cash flow from investing activities
Net proceeds on disposal of listed investments
30
–
–
Net additions to property, plant and equipment
(562)
(350)
(471)
Other investing activities
–
–
(26)
Cash utilised by investing activities
(532)
(350)
(497)
Cash flow from financing activities
Long-term loans repaid
–
(295)
(1 008)
Ordinary shares issued – net of expenses
32
–
128
Dividends paid
–
–
(7)
Cash generated/(utilised) by financing activities
32
(295)
(887)
Foreign currency translation adjustments
(3)
(35)
57
Net decrease in cash and equivalents
(38)
(859)
(875)
Cash and equivalents – beginning of period
906
1 830
1 781
Cash and equivalents – end of period
868
971
906
P

RECONCILIATION BETWEEN CASH OPERATING PROFIT AND CASH GENERATED/(UTILISED)
BY OPERATIONS FOR THE THREE MONTHS ENDED 30 SEPTEMBER 2006 (Rand)
3 months ended
3 months ended
3 months ended
30 September 2006
30 September 2005
30 June 2006
R million
R million
R million
Cash operating profit
891                              119                                645
Other cash items per income statement:
Other income
68
52
58
Employment termination, restructuring and
care and maintenance costs
(20)
13
(37)
Corporate, administration and other expenditure
(59)
(56)
(53)
Exploration expenditure
(41)
(18)
(35)
Provision for rehabilitation costs
(2)
(3)
–
Cash flow statement adjustments:
Cost of close out of hedges
(55)
(62)
(143)
Profit on sale of mining assets
(13)
(15)
(12)
Interest and dividends received
(39)
(52)
(48)
Other non-cash items
(35)
(1)
(33)
Effect of changes in operating working capital items:
Receivables
(150)
35                                  25
Inventories
(64)
26                                (68)
Accounts payable
66
(144)
144
Accrued liabilities
(76)
(78)
24
Cash generated/(utilised) by operations
471 (184)
467
P

NOTES TO THE RESULTS FOR THE QUARTER ENDED 30 SEPTEMBER 2006
1.
Basis of accounting
The unaudited results for the quarter have been prepared using accounting policies that comply with International
Financial Reporting Standards (IFRS). These consolidated quarterly statements are prepared in accordance with IFRS 34,
Interim Financial Reporting.
2.
Commodity contracts
The Harmony Group’s outstanding commodity contracts against future production, by type at 30 September 2006 are indicated below. The total net delta of the hedge book at 30 September 2006 was 291 991 oz (9 082 kg).
30 June
30 June
30 June
Year
2007
2008
2009
Total
Australian Dollar Gold:
Forward contracts
Kilograms
2 862
3 110
3 110
9 082
Ounces
92 000
100 000
100 000
292 000
AUD per oz
518
518
518
518
Total commodity contracts
Kilograms
2 862
3 110
3 110
9 082
Ounces
92 000
100 000
100 000
292 000
Total net gold **
Delta (kg)
2 863
3 111
3 108
9 082
Delta (oz)
92 034
100 028
99 929
291 991
These contracts are classified as speculative and the marked-to-market movement is reflected in the income statement.
The mark-to-market of these contracts was a positive R73 million (positive USD10 million) at 30 September 2006
(at 30 June 2006: negative R631 million or negative USD88 million). The values at 30 September 2006 were based on a gold price of USD599 (AUD804) per ounce, exchange rates of USD1/R7.76 and AUD1/USD0.75 and prevailing market interest rates and volatilities at that date. These valuations were provided by independent risk and treasury management experts.
At 25 October 2006, the marked-to-market value of the hedge book was a positive R58 million (positive USD7.5 million), based on a gold price of USD584 (AUD767) per ounce, exchange rates of USD1/R7.72 and AUD1/USD0.76 and prevailing market interest rates and volatilities at that time.
These marked-to-market valuations are not predictive of the future value of the hedge position, nor of the future impact on the revenue of the company. The valuation represents the cost of buying all hedge contracts at the time of the valuation, at market prices and rates available at the time.
Harmony closed out 25 000oz forward contracts during the quarter ending 30 September 2006 at a cost of R41 million
(USD5.8 million). During the quarter ended 30 June 2006, Harmony closed out 75 000oz forward contracts at a cost of
R143 million (USD23 million).
Harmony closed out 10 000oz call options during the quarter ending 30 September 2006 at a cost of R14 million
(USD2 million).
** The Delta of the hedge position indicated above, is the equivalent gold position that would have the same marked-to-
market sensitivity for a small change in the gold price. This is calculated using the Black-Scholes option formula with the ruling market prices, interest rates and volatilities at 30 September 2006.
P

QUARTERLY OPERATING AND FINANCIAL RESULTS (US$/Imperial) (unaudited)
Underground production – South Africa
Quality
Growth
Leveraged
Ounces
Projects
Ounces
Sub-total
Ore milled
– t’000
Sep-06
1 836
439
1 420
3 695
Jun-06
1 784
431
1 234
3 449
Gold Produced
– oz
Sep-06
301 958
59 221
176 732
537 911
Jun-06
273 602
45 686
153 294
472 582
Yield –
oz/t
Sep-06
0.16
0.13
0.12
0.15
Jun-06
0.15
0.11
0.12
0.14
Cash Operating Costs
– $/oz
Sep-06
357
537
513
428
Jun-06
387
580
544
456
Cash Operating Costs
– $/t
Sep-06
59
72
64
62
Jun-06
59
61
68
63
Working Revenue
($’000)
Sep-06
189 069
37 038
110 326
336 433
Jun-06
173 841
29 569
97 174
300 584
Cash Operating Costs
($’000)
Sep-06
107 782
31 824
90 588
230 194
Jun-06
105 844
26 499
83 347
215 690
Cash Operating Profit
($’000)
Sep-06
81 287
5 214
19 738
106 239
Jun-06
67 997
3 070
13 827
84 894
Capital Expenditure
($’000)
Sep-06
25 079
27 013
12 760
64 852
Jun-06
31 269
23 182
12 791
67 242
Quality Ounces
– Evander Shafts, Randfontein Cooke Shafts, Target, Tshepong, Masimong
Growth Projects
– Doornkop shaft and South Reef Project, Elandsrand shaft and New Mine Project, Phakisa shaft,
Tshepong Decline Project
Leveraged Ounces
– Bambanani, Joel, West, St Helena 8, Harmony 2, Merriespruit 1 and 3, Unisel, Brand 3 and
Orkney 2 and 4
P

QUARTERLY OPERATING AND FINANCIAL RESULTS (US$/Imperial) (unaudited)
South Africa
South Africa
Australia
Harmony
Surface
Total
Total
Total
Ore milled
– t’000
Sep-06
998
4 693
881
5 574
Jun-06
1 162
4 611
855
5 466
Gold Produced
– oz
Sep-06
22 248
560 159
65 877
626 036
Jun-06
22 505
495 087
59 286
554 373
Yield –
oz/t
Sep-06
0.02
0.12
0.07
0.11
Jun-06
0.02
0.11
0.07
0.10
Cash Operating Costs
– $/oz
Sep-06
417
428
400
425
Jun-06
371
453
446
452
Cash Operating Costs
– $/t
Sep-06
9
51
30
48
Jun-06
7
49
31
46
Working Revenue
($’000)
Sep-06
14 698
351 131
39 398
390 529
Jun-06
13 932
314 516
35 706
350 222
Cash Operating Costs
($’000)
Sep-06
9 274
239 468
26 360
265 828
Jun-06
8 353
224 043
26 443
250 486
Cash Operating Profit
($’000)
Sep-06
5 424
111 663
13 038
124 701
Jun-06
5 579
90 473
9 263
99 736
Capital Expenditure
($’000)
Sep-06
162
65 014
15 784
80 798
Jun-06
215
67 457
7 486
74 943
P

TOTAL OPERATIONS – QUARTERLY FINANCIAL RESULTS (US$/imperial) (unaudited)
Quarter ended Quarter ended Quarter ended
30 September 2006 30 June 2006 30 September 2005
Ore milled – t’000 5 574 5 466 5 072
Gold produced – oz 626 036 554 373 617 902
Gold price received – $/oz 625 631 440
Cash operating costs – $/oz 425 452 410
$ million $ million $ million
Revenue 390 350 272
Cash operating costs 266 250 254
Cash operating profit 124 100 18
Amortisation and depreciation of mining properties,
mine development costs and mine plant facilities
(43) (41) (38)
Corporate, administration and other expenditure (8) (8) (9)
Reversal for rehabilitation costs – 3 –
Operating profit/(loss) 73 54 (29)
Amortisation and depreciation other than mining properties,
mine development costs and mine plant facilities
(2) (3) (2)
Employment termination and restructuring costs – – 2
Care and maintenance costs (3) (5) –
Share-based compensation (2) (2) (5)
Exploration expenditure (6) (6) (3)
Mark-to-market of listed investments 3 3 3
Interest paid (14) (28) (15)
Interest received 5 7 8
Other income – net 4 2 –
Gain/(Loss) on financial instruments 3 6 (18)
Loss from associates (7) (16) –
Provision for post-retirement benefits – (1) –
Reversal of impairment of fixed assets – 33 –
Profit/(Loss) before tax 54 44 (59)
Current tax – expense – (1) –
Deferred tax – (expense)/benefit (17) (49) 7
Net profit/(loss) 37 (6) (52)
Loss per share – cents *
– Basic earnings/(loss)
10 (2) (13)
– Headline earnings/(loss) 9 (8) (13)
– Fully diluted earnings/(loss) ** *** 10 (2) (13)
Dividends per share – (cents) –
– Interim – – –
– Proposed final – – –
Currency conversion rates average for the quarter: September 2006: US$1=R7.14 (June 2006: US$1=R6.47) (September 2005:
US$1=R6.50).
*
Calculated on weighted average number of shares in issue at quarter end September 2006: 396.8 million (June 2006:
394.9 million) (September 2005: 392.3 million).
**
Calculated on weighted average number of diluted shares in issue at quarter end September 2006: 402.9 million
(June 2006: 401.1 million) (September 2005: 392.3 million).
*** The effect of the share options is anti-dilutive.
Reconciliation of headline profit/(loss):
Net profit/(loss)
37 (6) (52)
Adjustments:
– Profit on sale of assets
(2) (2) (2)
– Profit on sale of GBS Gold International investment – – –
– Impairment of fixed assets – net of tax – (23) –
Headline profit/(loss) 35 (31) (54)
P

ABRIDGED BALANCE SHEET AS AT 30 SEPTEMBER 2006 (US$)
At
At
At
30 September 2006
30 June 2006
30 September 2005
US$ million
US$ million
US$ million
(Unaudited)
(Unaudited)
(Unaudited)
ASSETS
Non-current assets
Property, plant and equipment
3 074
3 254
3 564
Intangible assets
293
317
357
Investment financial assets
297
315
742
Investments in associates
240
266
–
Trade and other receivables
11
15
–
3 915
4 167
4 663
Current assets
Inventories
94
93
87
Receivables
112
100
94
Income and mining taxes
3
4
4
Cash and cash equivalents
112
127
153
321
324
338
Total assets
4 236
4 491
5 001
EQUITY AND LIABILITIES
Share capital and reserves
Share capital
3 289
3 557
3 983
Other reserves
(11)
(38)
(23)
Accumulated loss
(224)
(281)
(268)
3 054
3 238
3 692
Non-current liabilities
Borrowings
340
361
388
Net deferred taxation liabilities
316
321
335
Deferred financial instruments
79
88
69
Provisions for other liabilities and charges
130
138
148
865
908
940
Current liabilities
Trade and other payables
152
168
156
Accrued liabilities
34
36
47
Borrowings
130
140
165
Shareholders for dividends
1
1
1
317
345
369
Total equity and liabilities
4 236
4 491
5 001
Number of ordinary shares in issue
397 549 945
396 934 450
393 341 194
Net asset value per share (US cents)
768
816
939
Balance sheet converted at conversion rate of US$ 1 = R7.76 (June 2006: R7.17) (September 2005: R6.35).
P

CONDENSED STATEMENT OF CHANGES IN EQUITY FOR THE THREE MONTHS ENDED
30 SEPTEMBER 2006
(US$) (unaudited)
Issued share
Other
Retained
capital
reserves
earnings
Total
US$ million
US$ million
US$ million
US$ million
Balance as at 1 July 2006
3 285
(35)
(261)
2 989
Issue of share capital
4
–
–
4
Currency translation adjustment and other
–
24
–
24
Net earnings
–
–
37
37
Balance as at 30 September 2006
3 289
(11)
(224)
3 054
Balance as at 1 July 2005
3 983
(92)
(216)
3 675
Issue of share capital
–
–
–
–
Currency translation adjustment and other
–
69
–
69
Net earnings
–
–
(52)
(52)
Balance as at 30 September 2005
3 983
(23)
(268)
3 692
Balances translated at closing rates of: September 2006: US$1 = R7.76 (September 2005: US$1 = R6.35).
P

SUMMARISED CASH FLOW STATEMENT FOR THE THREE MONTHS ENDED
30 SEPTEMBER 2006
(US$) (unaudited)
3 months ended
3 months ended
3 months ended
30 September 2006
30 September 2005
30 June 2006
US$ million
US$ million
US$ million
Cash flow from operating activities
Cash generated/(utilised) by operations
66
(28)
72
Interest and dividends received
5
8
7
Interest paid
(6)
(7)
(9)
Income and mining taxes paid
–
–
(1)
Cash generated/(utilised) by operating activities
65
(27)
69
Cash flow from investing activities
Net proceeds on disposal of listed investments
4
–
–
Net additions to property, plant and equipment
(79)
(54)
(73)
Other investing activities
–
–
(4)
Cash utilised by investing activities
(75)
(54)
(77)
Cash flow from financing activities
Long-term loans repaid
–
(45)
(156)
Ordinary shares issued – net of expenses
4
–
20
Dividends paid
–
–
(1)
Cash generated/(utilised) by financing activities
4
(45)
(137)
Foreign currency translation adjustments
(9)
4
(18)
Net decrease in cash and equivalents
(15)
(122)
(163)
Cash and equivalents – beginning of period
127
275
290
Cash and equivalents – end of period
112
153
127
Operating activities translated at average rates of: September 2006: US$1 = R7.14 (June 2006: US$1 = R6.47) (September 2005:
US$1 = R6.50).
Closing balance translated at closing rates of: September 2006: US$1 = R7.76 (June 2006: US$1 = R7.17) (September 2005:
US$1 = R6.35).
P

P 38
DEVELOPMENT RESULTS (metric)
Quarter ended June 2006
Quarter ended September 2006
Channel     Channel                                                       Channel    Channel
Reef Sampled
Width
Value
Gold
Reef Sampled
Width
Value
Gold
Metres
Metres
(Cm’s)
(g/t)
(Cmg/t)
Metres
Metres
(Cm’s)
(g/t)
(Cmg/t)
Randfontein
VCR Reef
1,136
1,062
62
21.59
1,334
1,172
1,047
81
31.88
2,583
UE1A
674
610
146
7.39
1,076
634
570
143
5.31
761
E8 Reef
260
240
118
5.69
672
297
240
118
5.69
672
Kimberley Reef
608
535
176
4.63
815
658
511
192
3.36
643
E9GB Reef
38
36
167
1.05
175
169
169
167
1.05
175
All Reefs
2,716
2,483
114
9.46
1,078
2,931
2,537
127
11.39
1,442
Free State
Basal
1,359
843
96
10.07
965
1,229
770
92
12.66
1,170
Leader
910
774
202
5.69
1,148
906
752
179
4.83
865
A Reef
612
676
169
3.04
515
469
370
155
3.09
481
Middle
167
102
238
1.86
443
312
240
217
3.57
775
B Reef
477
453
62
20.74
1,286
370
331
64
8.11
519
All Reefs
3,525
2,848
142
6.63
940
3,285
2,463
137
6.20
847
Evander
Kimberley Reef
1,697
1,707
72
19.94
1,435
1,873
1,666
63
18.65
1,176
Elandskraal
VCR Reef
179
82
141
8.00
1,130
441
242
246
9.65
2,369
Orkney
Vaal Reef
67
12
132
0.93
123
240
142
136
3.05
414
All Reefs
67
12
132
0.93
123
240
142
136
3.05
414
Target
Elsburg
405
355
298
7.09
2,109
566
483
344
7.07
2,430
Freegold JV
Basal
952
908
64
17.67
1,134
1,326
1,027
31
41.38
1,285
Beatrix
256
246
129
6.47
836
223
192
48
10.91
522
Leader
–
–
–
–
–
21
–
–
–
–
B Reef
–
–
–
–
–
–
–
–
–
–
All Reefs
1,208
1,154
78
13.72
1,070
1,569
1,219
34
34.56
1,165

P 39
DEVELOPMENT RESULTS (Imperial)
Quarter ended June 2006
Quarter ended September 2006
Channel     Channel                                                      Channel     Channel
Reef Sampled
Width
Value
Gold
Reef Sampled
Width
Value
Gold
Feet
Feet
(inches)
(oz/t)
(in.ozt)
Feet
Feet
(inches)
(oz/t)
(in.ozt)
Randfontein
VCR Reef
3,727
3,484
24
0.64
15
3,846
3,435
32
0.93
30
UE1A
2,211
2,001
57
0.21
12
2,080
1,870
56
0.16
9
E8 Reef
853
787
46
0.17
8
975
787
46
0.17
8
Kimberley Reef
1,996
1,754
69
0.13
9
2,160
1,677
75
0.09
7
E9GB Reef
124
118
66
0.03
2
554
554
66
0.03
2
All Reefs
8,910
8,145
45
0.27
12
9,615
8,324
50
0.34
17
Free State
Basal
4,457
2,766
38
0.29
11
4,032
2,526
36
0.37
13
Leader
2,984
2,539
79
0.17
13
2,971
2,467
70
0.14
10
A Reef
2,009
2,218
67
0.09
6
1,539
1,214
61
0.09
6
Middle
549
335
94
0.05
5
1,022
787
86
0.10
9
B Reef
1,565
1,486
24
0.62
15
1,214
1,086
25
0.24
6
All Reefs
11,564
9,344
56
0.19
11
10,779
8,081
54
0.18
10
Evander
Kimberley Reef
5,568
5,600
28
0.59
16
6,145
5,466
25
0.54
14
Elandskraal
VCR REEF
589
269
56
0.23
13
1,447
794
97
0.28
27
Orkney
Vaal Reef
219
39
52
0.03
1
787
466
53
0.09
5
VCR
–
–
–
–
–
–
–
–
–
–
All Reefs
219
39
52
0.03
1
787
466
53
0.09
5
Target
Elsburg
1,330
1,165
117
0.21
24
1,856
1,585
135
0.21
28
Freegold JV
Basal
3,123
2,978
25
0.52
13
4,349
3,369
12
1.23
15
Beatrix
839
807
51
0.19
10
730
630
19
0.32
6
Leader
–
–
–
–
–
–
–
–
–
–
B Reef
–
–
–
–
–
–
–
–
–
–
All Reefs
3,962
3,785
31
0.40
12
5,149
3,999
13
1.03
13

PRINTED BY INCE (PTY) LIMITED
REF W2CF01676
CONTACT DETAILS
Harmony Gold Mining Company Limited
Corporate Office
Suite No. 1
Private Bag X1
Melrose Arch, 2076
South Africa
First Floor
4 The High Street
Melrose Arch, 2196
Johannesburg
South Africa
Telephone: +27 11 684 0140
Fax: +27 11 684 0188
Website: http://www.harmony.co.za
Directors
P T Motsepe (Chairman)*
Z B Swanepoel (Chief Executive)
F Abbott*, J A Chissano*
†
,
Dr D S Lushaba*, F T De Buck*, M Motloba*,
N V Qangule, C M L Savage*
(*non-executive) (
†
Mozambique)
Investor Relations
Amelia Soares
Investor Relations Manager
Telephone: +27 11 684 0146
Fax: +27 11 684 0188
Cell: +27 (0) 82 654 9241
E-mail: amelia.soares@harmony.co.za
Lizelle du Toit
Investor Relations Officer
Telephone: +27 11 684 0149
Fax: +27 11 684 0188
Cell: +27 (0) 82 465 1244
E-mail: lizelle.dutoit@harmony.co.za
Marian van der Walt
Company Secretary
Telephone: +27 11 411 2037
Fax: +27 11 411 2398
Cell: +27 (0) 82 888 1242
E-mail: marian.vanderwalt@harmony.co.za
South African Share Transfer Secretaries
Link Market Services South Africa (Proprietary) Limited
(Registration number 2000/007239/07)
5th Floor, 11 Diagonal Street
Johannesburg, 2001
PO Box 4844
Johannesburg, 2000
Telephone: +27 11 832 2652
Fax: +27 11 834 4398
United Kingdom Registrars
Capita Registrars
The Registry
34 Beckenham Road
Beckenham
Kent BR3 4TU
Telephone: +44 870 162 3100
Fax: +44 208 639 2342
ADR Depositary
The Bank of New York
101 Barclay Street
New York, NY 10286
United States of America
Telephone: +1888-BNY ADRS
Fax: +1 212 571 3050
Trading Symbols
JSE Limited HAR
New York Stock Exchange, Inc. HMY
NASDAQ HMY
London Stock Exchange plc HRM
Euronext Paris HG
Euronext Brussels HMY
Berlin Stock Exchange HAM1
Issuer code HAPS
Registration number 1950/038232/06
Incorporated in the Republic of South Africa
ISIN: ZAE000015228
P

Important Information
In connection with the proposed merger, Harmony has filed with the United States Securities and Exchange Commission
(“SEC”), a registration statement on Form F-4, which includes a preliminary prospectus and related exchange offer materials, to register the Harmony ordinary shares (including Harmony ordinary shares represented by Harmony American Depositary
Shares (“ADSs”)) to be issued in exchange for Gold Fields ordinary shares held by holders located in the United States of
America (“United States” or “US”) and for Gold Fields ADSs held by holders wherever located, as well as a Statement on
Schedule TO. Investors and holders of Gold Fields securities are strongly advised to read the registration statement and the preliminary prospectus, the related exchange offer materials and the final prospectus (when available), the Statement on
Schedule TO and any other relevant documents filed with the SEC, as well as any amendments and supplements to those documents, because they contain important information. Investors and holders of Gold Fields securities may obtain free copies of the registration statement, the preliminary and final prospectus and related exchange offer materials and the
Statement on Schedule TO, as well as other relevant documents filed with the SEC, at the SEC’s web site at www.sec.gov and will receive information at an appropriate time on how to obtain transaction-related documents for free from Harmony or its duly designated agent.
This communication is for information purposes only. It shall not constitute an offer to purchase or exchange or the solicitation of an offer to sell or exchange any securities of Gold Fields or an offer to sell or exchange or the solicitation of an offer to buy or exchange any securities of Harmony in the US, nor shall there be any sale or exchange of securities in any jurisdiction in which such offer, solicitation or sale or exchange would be unlawful prior to the registration or qualification under the laws of such jurisdiction. The distribution of this communication may, in some countries, be restricted by law or regulation. Accordingly, persons who come into possession of this communication should inform themselves of and observe these restrictions. The solicitation of offers to buy Gold Fields ordinary shares (including Gold Fields ordinary shares represented by Gold Fields ADSs) in the US will only be made pursuant to a prospectus and related offer materials that
Harmony is sending to holders of Gold Fields securities. The Harmony ordinary shares (including Harmony ordinary shares represented by Harmony ADSs) may not be sold, nor may offers to buy be accepted, in the US prior to the time the registration statement becomes effective. No offering of securities shall be made in the US except by means of a prospectus meeting the requirements of Section 10 of the United States Securities Act of 1933, as amended.
Forward-looking Statements
This quarterly report contains forward-looking statements within the meaning of the United States Private Securities
Litigation Reform Act of 1995 with respect to Harmony’s financial condition, results of operations, business strategies, operating efficiencies, competitive positions, growth opportunities for existing services, plans and objectives of management, markets for stock and other matters. Statements in this quarterly report that are not historical facts are “forward-looking statements” for the purpose of the safe harbor provided by Section 21E of the U.S. Securities Exchange Act of 1934, as
amended, and Section 27A of the U.S. Securities Act of 1933, as amended. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words “expect,”
“anticipates,” “believes,” “intends,” “estimates” and similar expressions. These statements are only predictions. All forward-
looking statements involve a number of risks, uncertainties and other factors and we cannot assure you that such statements will prove to be correct. Risks, uncertainties and other factors could cause actual events or results to differ from those expressed or implied by the forward-looking statements.
These forward-looking statements, including, among others, those relating to the future business prospects, revenues and income of Harmony, wherever they may occur in this quarterly report and the exhibits to this quarterly report, are necessarily estimates reflecting the best judgment of the senior management of Harmony and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in this quarterly report. Important factors that could cause actual results to differ materially from estimates or projections contained in the forward-looking statements include, without limitation:
• overall economic and business conditions in South Africa and elsewhere;
• the ability to achieve anticipated efficiencies and other cost savings in connection with past and future acquisitions;
• decreases in the market price of gold;
• the occurrence of hazards associated with underground and surface gold mining;
• the occurrence of labor disruptions;
• availability, terms and deployment of capital;
• changes in Government regulation, particularly mining rights and environmental regulation;
• fluctuations in exchange rates;
• currency devaluations and other macro-economic monetary policies; and
• socio-economic instability in South Africa and regionally.

www.harmony.co.za

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Dated: 01 November, 2006
Harmony Gold Mining Company Limited
By: /s/ Nomfundo Qangule
Name: Nomfundo Qangule
Title: Chief Financial Officer